

Mail Stop 4720

May 9, 2016

Via E-mail
Mr. John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

    Re: **Oritani Financial Corp**
        Form 10-K for the Fiscal Year Ended June 30, 2015
        Filed September 14, 2015
        File No. 001-34786

Dear Mr. Fields:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47

1. Please provide us proposed disclosure to be included in future periodic reports that discusses your liquidity sources and uses at the parent company level in addition to the subsidiary level. Please refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Interpretive Release No. 33-8350. Please also address any restrictions or other factors that could inhibit your subsidiaries´ ability to pay dividends or make other distributions to the parent company as required by Rule 4-08 (e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Senior Staff Accountant, at (202) 551-4491, or me at (202) 551-3752 if you have questions regarding this comment.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services